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                                                                  EXHIBIT 99 (b)






To Our Shareholders:



We are pleased to report that a Dividend Investment Plan is available which enables you to increase your investment in Commercial National Financial Corporation Common Stock in a convenient, economical manner. If you decide to participate in the Plan, your dividends will be invested automatically in additional shares of Commercial National Financial Corporation Common Stock.

The provisions of the Dividend Investment Plan are detailed in this brochure. Your participation, of course, is voluntary and you may enroll or withdraw at any time.

If after reviewing the features of the Plan you wish to participate, merely complete and return the enclosed Authorization card.

Sincerely



Mr. Jeffrey S. Barker
President and Chief Executive Officer
Commercial National Financial Corporation